Azure Printed Homes, Inc.
Class B Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription (this "**Subscription Agreement**") to Azure Printed Homes, Inc., a Delaware corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Class B Common Stock of the Company (the "**Class B Common Stock**") set forth on the signature page of this Subscription Agreement (such shares, the "**Shares**"), depending on the total subscription amount; and (b) agrees to pay an amount equal to $15.00 per Share (the "**Purchase Price**") for the Shares, by wire transfer, ACH, or debit/credit card, through the online payment process established by the registered intermediary through whose platform this offering is being conducted (the "**Intermediary**"). All payments will be transmitted to and held by the Escrow Agent (as defined in Section 3(b)) and will not be paid directly to the Company. Funds will be released to the Company only upon a Closing (as defined below), as provided in Section 3.

(a) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Company's offering statement on Form C filed with the U.S. Securities and Exchange Commission (the "**SEC**"), including any amendments thereto (the "**Offering Statement**"), and any other information required by Subscriber to make an investment decision.

(b) The aggregate dollar amount of Shares sold in this offering shall not exceed $4,000,005.00 (266,667 Shares) (the "**Maximum Offering Amount**"). The Company may accept subscriptions until December 31, 2026 (the "**Offering Deadline**"). Provided that subscriptions for at least 667 Shares ($10,005.00 in investments) (the "**Target Offering Amount**") have been received, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each, a "**Closing**," and the date of each Closing, a "**Closing Date**"), subject to Section 2 and the requirements of Regulation Crowdfunding (as defined in Section 4(d)).

(c) Investor Perks. Subject to the conditions below, the Company will provide the following investor perks based on the aggregate Purchase Price paid by Subscriber for Shares that are accepted and issued in this offering (each, an "**Investor Perk**"):

(i) Investment of $5,000.00 or more: a 5% discount on the purchase of one N100 Backyard Studio (a discount valued at $2,500.00);

(ii) Investment of $10,000.00 or more: a 5% discount on the purchase of one X180 Tiny Home (a discount valued at $3,500.00); and

(iii) Investment of $25,000.00 or more: a 5% discount on the purchase of one A900 ADU (a discount valued at $11,000.00).

Investor Perks are provided only if Subscriber's subscription is accepted and the Shares are issued at a Closing; no Investor Perk will be provided if the subscription is rejected or cancelled or the offering is not completed. Each Investor Perk is personal to Subscriber, may be used only once, is not transferable, has no cash value, and may not be combined with other offers unless the Company agrees otherwise. Investor Perks are subject to product availability and to the Company's standard purchase terms at the time of

redemption. Investor Perks are not part of the Shares and do not affect the rights, preferences or value of the Shares. Subscriber is responsible for any tax consequences of receiving or using an Investor Perk.

2. Acceptance; Cancellation. The Company has the right to accept or reject Subscriber's subscription, in whole or in part, in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement, which may be done electronically. Subscriber may cancel Subscriber's investment commitment for any reason until 48 hours prior to the Offering Deadline, or any earlier deadline established as described below, by following the cancellation procedures of the Intermediary. If the Target Offering Amount is reached before the Offering Deadline and the Company elects to conduct a Closing early, the Intermediary will notify Subscriber of the new deadline and of Subscriber's right to cancel at least five business days before that new deadline. If there is a material change to the terms of the offering or to the information provided to Subscriber, Subscriber will be notified and must reconfirm Subscriber's investment commitment within five business days, or the commitment will be cancelled. Except as provided in this Section 2 or as otherwise required by Regulation Crowdfunding, once the applicable cancellation period has passed and this Subscription Agreement has been accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this subscription is rejected by the Company, is cancelled by Subscriber as permitted above, or the offering is not completed, the Purchase Price paid by Subscriber will be returned to Subscriber from escrow without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

(a) Payment. The aggregate Purchase Price for the Shares shall be paid simultaneously with the execution and delivery of the signature page of this Subscription Agreement, which execution and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment of the aggregate Purchase Price for the Shares, in accordance with the online payment process established by the Intermediary. Payment shall be directed to the Escrow Agent as described in Section 3(b).

(b) Escrow Arrangements. Payment for the Shares shall be received and held by Luminate Bank, as escrow agent (the "**Escrow Agent**"), by transfer of immediately available funds or other means approved by the Company and the Intermediary. The Escrow Agent will hold Subscriber's funds for the benefit of Subscriber and the Company until the Target Offering Amount has been reached and the other conditions to the applicable Closing have been satisfied. Upon a Closing, the Escrow Agent shall release to the Company the funds for the accepted subscriptions included in that Closing. If the Target Offering Amount is not reached by the Offering Deadline, if the offering is cancelled, or if Subscriber's subscription is rejected or cancelled, the Escrow Agent shall return Subscriber's funds to Subscriber as provided in Section 2. Subscriber shall receive notice of the Closing at which Subscriber's Shares are issued.

4. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and this Subscription Agreement, when executed and delivered by Subscriber, will constitute the valid and legally binding obligation of Subscriber,

enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. If Subscriber is an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that, except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) Exempt Offering; Transfer Restrictions. Subscriber understands that the Shares are being offered and sold in reliance on the exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder ("**Regulation Crowdfunding**"), and that the Shares have not been, and will not be, registered under the Securities Act or registered or qualified under the securities laws of any state. Subscriber understands that the availability of this exemption depends upon, among other things, the bona fide nature of Subscriber's investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale.

Pursuant to Rule 501 of Regulation Crowdfunding, during the one-year period beginning on the date on which the Shares are issued to Subscriber, Subscriber shall not transfer any of the Shares except:

(i) to the Company;

(ii) to an accredited investor;

(iii) as part of an offering registered under the Securities Act with the SEC; or

(iv) to a member of the family of Subscriber or the equivalent, to a trust controlled by Subscriber, to a trust created for the benefit of a member of the family of Subscriber or the equivalent, or in connection with the death or divorce of Subscriber or other similar circumstance.

For purposes of this Section 4(d), (A) “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D under the Securities Act, or who the seller reasonably believes comes within any of those categories, at the time of the sale of the Shares to that person; and (B) “member of the family of Subscriber or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of Subscriber, including adoptive relationships, and “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one-year period described above, the transfer restriction of Rule 501 of Regulation Crowdfunding will no longer apply to the Shares. Subscriber understands, however, that any subsequent resale must still be registered under the Securities Act or made pursuant to an available exemption from registration (for example, for a holder that is not an issuer, underwriter or dealer, the exemption provided by Section 4(a)(1) of the Securities Act), and must comply with applicable state securities laws. Any transfer of the Shares, at any time, is also subject to Sections 4(g) and 4(h) and Section 5 of this Subscription Agreement and to any transfer restrictions contained in the Company’s certificate of incorporation, bylaws or any other agreement to which Subscriber is a party.

Subscriber further understands that additional restrictions may apply to particular holders. If Subscriber is, or becomes, an “affiliate” of the Company (as defined in Rule 144(a)(1) under the Securities Act, which generally includes the Company’s directors, executive officers and persons who directly or indirectly control, are controlled by, or are under common control with the Company), any resale of Shares by Subscriber after the one-year period generally must be registered under the Securities Act or made in compliance with the conditions of Rule 144 that apply to affiliates (including, as applicable, current public information, volume limitations, manner-of-sale requirements and the filing of a notice on Form 144) or another available exemption. In addition, a holder that acquires or resells Shares with a view to their distribution may be deemed an “underwriter” and may be unable to rely on Section 4(a)(1) of the Securities Act. The Company may require such documentation (including, where appropriate, an opinion of counsel reasonably satisfactory to the Company) as it reasonably deems necessary to confirm that a proposed transfer complies with this Section 4(d) and applicable law.

(e) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely, and the Company has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the “**Exchange Act**”)) with respect to facilitating trading or resale of the Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber’s entire investment in the Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Shares.

(f) No Violations. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Exchange Act, applicable state securities laws, or the rules promulgated thereunder, including Rule 501 of Regulation Crowdfunding and, where applicable to Subscriber, Rule 144 under the Securities Act.

(g) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or notations in the Company's book-entry records, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) Rights of the Company. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) No Public Market. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) Legends. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company (the "**Board**") may authorize the issuance of stock certificates at any time, and, if so authorized, such stock certificates representing the Shares will bear such legend as the Board then determines appropriate, including a legend substantially in the following form:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN RELIANCE ON THE EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND REGULATION CROWDFUNDING THEREUNDER, AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING, THESE SHARES MAY NOT BE TRANSFERRED DURING THE ONE-YEAR PERIOD BEGINNING ON THE DATE OF THEIR ISSUANCE, EXCEPT (1) TO THE COMPANY, (2) TO AN ACCREDITED INVESTOR, (3) AS PART OF AN OFFERING REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION, OR (4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE. ANY TRANSFER OF THESE SHARES IS ALSO SUBJECT TO APPLICABLE FEDERAL AND STATE SECURITIES LAWS AND TO THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS. THESE SHARES ARE ALSO SUBJECT TO A LOCK-UP PERIOD FOLLOWING AN INITIAL PUBLIC OFFERING OF THE

COMPANY, AS SET FORTH IN THE SUBSCRIPTION AGREEMENT PURSUANT TO WHICH THEY WERE ISSUED."

(k) Investor Limits. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within the investment limits set forth in Section 4(a)(6)(B) of the Securities Act and Rule 100(a)(2) of Regulation Crowdfunding.

(l) Speculative Investment. Subscriber is aware that an investment in the Shares is highly speculative and that Subscriber could lose his, her or its entire investment, and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) Financial Experience. Subscriber, by reason of his, her or its business or financial experience, or by reason of the business or financial experience of his, her or its financial advisor, is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) Residence. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement, and Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at that address. If Subscriber is a partnership, corporation, limited liability company or other entity, then Subscriber's principal place of business is located at the address of Subscriber set forth on the signature page of this Subscription Agreement.

(o) Indemnification. Subscriber agrees to indemnify, defend and hold harmless the Company and its stockholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein or in any document provided by Subscriber to the Company, or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) Choice of Law. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(q) Entire Agreement. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r) No Waiver. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any

subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) Counterparts. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) Electronic Execution. A signed copy of this Subscription Agreement, including in Portable Document Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) Expenses. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) Gender and Number. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all references to “him” and “his” or “her” and “hers” shall be deemed to include “it” or “its” and vice versa.

(x) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber’s subscription and payment for, and continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of Subscriber’s jurisdiction.

5. Ability to Register and Sell the Shares Following the IPO; Lock-Up.

(a) Registration Following the IPO. Subscriber understands that, if the Company completes an initial underwritten public offering of its common stock registered under the Securities Act (the “**IPO**”), the Shares may, following the expiration of the Lock-Up Period (as defined below), become eligible for resale in the public market, subject to Section 4(d), applicable securities laws and any listing or transfer agent requirements. Subscriber acknowledges that the Company has no obligation to complete an IPO, that no IPO may ever occur, and that, unless otherwise agreed in writing by the Company, Subscriber is not granted any right to require the Company to register the Shares or to include the Shares in any registration statement.

(b) Lock-Up Period. Subscriber agrees that, in connection with the IPO, Subscriber shall not, without the prior written consent of the Company and the managing underwriter(s) of the IPO, during the period beginning on the date of the final prospectus relating to the IPO and ending twelve (12) months after such date (the “**Lock-Up Period**”), directly or indirectly: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase,

lend, or otherwise transfer or dispose of any Shares or any other securities of the Company convertible into or exercisable or exchangeable for Shares held by Subscriber immediately prior to the effectiveness of the registration statement for the IPO; or (ii) enter into any swap, hedge, short sale or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise.

(c) Permitted Transfers. The restrictions in Section 5(b) shall not apply to (i) the sale of any Shares to an underwriter pursuant to an underwriting agreement in the IPO, or (ii) a transfer described in Section 4(d)(iv) (transfers to family members, trusts controlled by or for the benefit of Subscriber or Subscriber's family, or in connection with death, divorce or a similar circumstance), provided that the transferee agrees in writing to be bound by this Section 5 for the remainder of the Lock-Up Period.

(d) Further Assurances; Enforcement. Subscriber agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter(s) of the IPO that are consistent with this Section 5 or that are necessary to give further effect to it. The underwriters of the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce it as though they were parties hereto. To enforce this Section 5, the Company may impose stop-transfer instructions with respect to the Shares until the end of the Lock-Up Period and may place a legend or notation to that effect on any certificate or book-entry record representing the Shares.